Exhibit 99.1

CHAP MERCANTILE INC. SHARE OPTION PLAN

ARTICLE 1 GENERAL

1.1 Purpose

     The purpose of this Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation; (iv) encouraging Eligible Persons to remain with the Corporation or its Affiliates; and (v) attracting new employees, officers, directors and Consultants to the Corporation or its Affiliates.

1.2	Administration

	(a)	This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 3 directors. If a committee is appointed for this purpose, all references to the term ‘‘Board’’ will be deemed to be references to the committee.

	(b)	Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3	Interpretation

     For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

A.	‘‘Affiliate’’ means any corporation that is an affiliate of the Corporation as defined in the

Securities Act (Ontario);

B.	‘‘Affiliated Entity’’ means a person or corporation which is an affiliated entity of the Corporation as defined in Multilateral Instrument 45-105 – Trades to Employees, Senior Officers, Directors and Consultants;

C.	‘‘Associate’’, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

D.	‘‘Board’’ means the Board of Directors of the Corporation or a committee thereof appointed in accordance with the Plan;

E.	‘‘Change of Control’’ means the occurrence of any one or more of the following events:

	(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

	(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

	(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

	(iv)	any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

	(v)	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

	(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, "Voting Securities" means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.;

F.	‘‘Consultants’’ means individuals, other than employees and officers and directors of the Corporation or an Affiliated Entity that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliated

Entity under a written contract between the Corporation or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Entity;

G.	‘‘Corporation’’ means Chap Mercantile Inc.;

H.	‘‘Eligible Person’’ means, subject to the Regulations and to all applicable law, any employee, officer, director, or Consultant of (i) the Corporation or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the Board of Directors of any Affiliated Entity);

I.	‘‘Holding Company’’ means a holding company wholly owned and controlled by an Eligible Person;

J.	‘‘Insider’’ means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; and (ii) an Associate of any person who is an insider by virtue of (i);

K.	‘‘Option’’ means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

L.	‘‘Participant’’ means an Eligible Person to whom or to whose RRSP or to whose Holding Company an Option has been granted;

M.	‘‘Plan’’ means the Corporation’s Share Option Plan, as same may be amended from time to time;

N.	‘‘Regulations’’ means the regulations made pursuant to this Plan, as same may be amended from time to time;

O.	‘‘Retirement’’ in respect of a Participant means the Participant ceasing to be an employee, officer, director or Consultant of the Corporation or an Affiliated Entity after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

P.	‘‘Retirement Date’’ means the date that a Participant ceases to be an employee, officer, director or Consultant of the Corporation or an Affiliated Entity due to the Retirement of the Participant;

Q.	‘‘RRSP’’ means a registered retirement savings plan;

R.	‘‘Shares’’ means the common shares in the capital of the Corporation;

S.	‘‘Subsidiary means a corporation which is a subsidiary of the Corporation as defined under the Securities Act (Ontario);

T.	‘‘Termination’’ means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Corporation or an Affiliated Entity or cessation of employment of the employee with the Corporation or an Affiliated Entity as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer or director, the removal of or failure to re-elect or re-appoint the individual as an officer or director of the Corporation or an Affiliated Entity (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Corporation or an Affiliated Entity (other than through the Retirement of a Consultant);

U.	‘‘Termination Date’’ means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

V.	‘‘Transfer’’ includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

W.	‘‘TSX’’ means the Toronto Stock Exchange.

     Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of

Ontario.
1.4	Shares Reserved under the Share Option Plan

	(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan is 57,300,000, subject to adjustment or increase of such number pursuant to Section 3.3. Any Shares subject to an Option which has been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

	(b)	The aggregate number of Shares reserved for issuance pursuant to Options granted to Insiders shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Insiders pursuant to the exercise of Options, within a one-year period, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to any one Insider and such Insider’s Associates pursuant to the exercise of Options, within a one-year period, shall not exceed 5% of the total number of Shares then outstanding. The aggregate number of Shares reserved for issuance to any one person pursuant to the grant of Options shall not exceed 5% of the total number of Shares then outstanding. For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or the exercise of the applicable Option.

ARTICLE 2

OPTION GRANTS AND TERMS OF OPTIONS

2.1 Grants

     Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person, an Eligible Person’s RRSP and an Eligible

Person’s Holding Company may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

2.2	Exercise of Options

	(a)	Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require.

	(b)	The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

	(c)	No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

	(d)	A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

2.3	Option Price

     The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the closing price of the Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such other stock exchange on which the Shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such Option. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive trading days preceding the date of the grant.

2.4 Grant to Participant’s RRSP or Holding Company

     Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person, will be granted, in whole or in part, to an RRSP or a Holding Company established by and for the sole benefit of the Eligible Person.

2.5	Termination, Retirement or Death

	(a)	In the event of the Termination or Retirement of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable within a period of 30 days after the Termination Date or Retirement Date, as the case may be, or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 12 months following the Termination Date or Retirement Date, as the case may be, of a non- management director of the Corporation or an Affiliate, or 36 months following the Termination Date or Retirement Date, as the case may be, in the case of all other Participants. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer of the Corporation to make any determination with respect to the expiry or termination date of Options held by any departing Participant, other than a departing non-management director. If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant, the Participant’s RRSP or the Participant’s Holding Company may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant. Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

(b)	If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant, the Participant’s RRSP and the Participant’s Holding Company within a period after the date of the Participant’s death as determined by the Board, for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death. The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to the expiry or termination date of Options or vesting of Options or any portion thereof held by any deceased Participant. If the legal representative of a Participant who has died exercises the Option of the Participant or the Participant’s RRSP or the Participant’s Holding Company in accordance with the terms of this Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant, the Participant's RRSP or the Participant's Holding Company to purchase the Shares under this Plan.

2.6 Option Agreements

     Each Option must be confirmed, and will be governed, by an agreement (an ‘‘Option Agreement’’) in the form of Schedule ‘‘A’’ (as the same may be amended from time to time by the Regulations) signed by the Corporation and the Participant or an RRSP of which the Participant is an annuitant or the Participant’s Holding Company.

2.7 Payment of Option Price

     The exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Corporation.

2.8 Acceleration on Change of Control

     In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 2.2 hereof, if applicable.

2.9 Amendment of Option Terms

     Subject to the prior approval of any applicable regulatory authorities (as required) and the consent of the Participant affected thereby, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant the Option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an Option becomes exercisable.

ARTICLE 3 MISCELLANEOUS

3.1 Right to Terminate Options on Sale of Corporation

     Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the ‘‘Proposed Transaction’’), the Corporation may give written notice to all Participants advising that their respective Options, including Options held by their RRSP’s or Holding Companies, may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the Participants, their RRSP’s and Holding Companies under any Options not exercised will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.

3.2 Prohibition on Transfer of Options

     Options are personal to each Eligible Person. Pursuant to Section 633 of the TSX Company Manual, Options are non-assignable. No Eligible Person or RRSP or Holding Company of an Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person or RRSP or Holding Company. If a Participant’s Holding Company ceases to be wholly owned and controlled by the Participant, such Participant will be deemed to have Transferred any Options held by such Holding Company. A purported Transfer of any Options in violation of the Plan will not be valid and the Corporation will not issue any Share upon the attempted exercise of improperly Transferred Options.

3.3 Capital Adjustments

     If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants, their RRSP’s and their Holding Companies as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

3.4 Non-Exclusivity

     Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.5 Amendment and Termination

(a)	The Board may amend, suspend or terminate this Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. Subject to Section 3.1, no amendment, suspension or termination will alter or impair any Options under this Plan, or any rights pursuant thereto, granted previously to any Participant, the Participant’s RRSP or the Participant’s Holding Company without the consent of that Participant.

(b)	If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules and Regulations adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Options under this Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of this Plan, the Board may make any amendments to the Plan or the Options it would be entitled to make if this Plan were still in effect.

3.6 Compliance with Legislation

     The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

3.7 Effective Date

     This Plan shall be effective on October 15, 2004, subject to shareholder approval which is expected to be received at the Corporation’s annual and special meeting scheduled to be held on December 8, 2004.

SCHEDULE ‘‘A’’

CHAP MERCANTILE INC. Waterfront Centre, Suite 1560 200 Burrard Street Vancouver, BC V6C 3L6

[Date]
PERSONAL & CONFIDENTIAL
[Name] [Address] Dear [Name]:

     The Corporation’s Share Option Plan (the ‘‘Plan’’) permits the Board of Directors to grant options to officers, employees and others whose contribution to the Corporation is significant. In recognition of your contribution to the Corporation and in order to permit you to share in enhanced values that you will help to create, the Board is pleased to grant to you an option (the ‘‘Option’’) to purchase Common Shares (the ‘‘Shares’’) of the Corporation. This Option is granted on the basis set out in this letter, and is subject to the Plan, a copy of which is attached. This letter and the Plan are referred to collectively below as the ‘‘Option Documents’’. All capitalized terms not otherwise defined shall have the meaning attributed to them in the Plan.

The total number of Shares that you may purchase pursuant to this Option is:
The Option exercise price per Share is:

Your rights to purchase Shares will vest and expire as follows:

Vesting Date
Number of Shares Expiry Date

     Subject to earlier expiration in accordance with the Option Documents, your rights to purchase Shares pursuant to this Option will expire with respect to any vested portion at 11:59 p.m. on the expiry date set out above for such vested Options.

     This Option may be exercised in whole or in part in respect of vested Options at any time prior to expiry of the relevant Options, by delivery of written notice to the Corporation’s head office to the attention of the Secretary of the Corporation, specifying the number of Shares to be purchased, accompanied by payment by bank draft or certified cheque of the total purchase price of the Shares. This Option may not be exercised in amounts of less than 100 Shares in the case of any one exercise unless that exercise would entirely exhaust the Option.

     Nothing in the Option Documents will affect our right to terminate your services, responsibilities, duties and authority at any time for any reason whatsoever. Regardless of the reason for your termination, your Option rights will be restricted to those Option rights which have vested on or prior to your date of termination and, in any claim for wrongful dismissal or breach of contract, no consideration will be given to any Options that might have vested during an appropriate notice period or as a result of additional compensation you may receive in place of that notice period.

     All decisions made by the Board of Directors with regard to any questions arising in connection with the Option Documents, whether of interpretation or otherwise, will be binding and conclusive on all parties.

     The Option rights granted to you are personal and may not be sold, pledged, transferred or encumbered in any way. There are restrictions on the transfer of Shares issued to you pursuant to the Plan. Complete details of the restrictions referred to in this letter are set out in the Plan.

     Please acknowledge acceptance of your Option rights on these terms by signing where indicated below on the enclosed copy of this letter and returning the signed copy to the Corporation to the attention of the Secretary. By signing and delivering this copy, you are acknowledging receipt of a copy of the Plan and are agreeing to be bound by all of the terms of the Option Documents.

Yours truly,

CHAP MERCANTILE INC.

By:

I have read and agree to be bound by this letter and the Plan.

Signature: Address: Witness: Witness Name: (Printed)

Note: Letter to be revised if Options granted to RRSP or Holding Company.